Exhibit (a)(1)

American Strategic Investment Co.

October 10, 2023

Dear Stockholder,

You may have recently received documents relating to a tender offer for your shares of Class A common stock commenced by Bellevue Capital Partners, LLC. Bellevue is seeking to purchase up to 350,000 shares of our common stock at a price equal to $10.25 per share. Bellevue is the ultimate parent of our advisor, New York City Advisors, LLC.

I am writing to inform you that the board, with the assistance of its financial advisor, B. Riley Securities, and legal counsel reviewed the tender offer documents provided by Bellevue. The board decided that the company should remain neutral toward the tender offer. In making your decision, we urge you to consider the points set forth below as well as those included in a filing we have made with the Securities and Exchange Commission or “SEC” on Schedule 14D-9 and any other information that the company has filed from time to time with the SEC. The board recognizes that each stockholder has its own investment objectives and risk profiles. Stockholders whose shares are accepted in the tender offer will no longer have any rights with respect to those shares, including any benefits from continued ownership.

In that regard, Bellevue states in a press release attached as an exhibit to its tender offering filing on Schedule TO that it made the offer because of “its continued confidence in the company’s portfolio and underlying assets” and “its belief that “the 64.8% premium to the price on the date of the offer reflects Bellevue’s belief in the long-term performance of the company and its portfolio of assets.” However, in its “Offer to Purchase,” Bellevue states that it is motivated to purchase at the lowest price that may be acceptable to stockholders because it seeks to profit from its investment.

You should consider those statements, the additional disclosure of the company and Bellevue, as well as the following in making your decision:

•	The price offered by Bellevue is higher than the thirty-day average closing price of $6.24 per share and is 64.26% and 35.4% more than the thirty-day and ninety-day volume weighted average price per share (measured as of September 25, 2023) but is 2.1% below the 180-day volume weighted average price per share.

•	The trading price of the company’s common stock is down 69% year-to-date as of September 26, 2023.

•	The company’s portfolio is heavily concentrated in New York City office assets which have been slow to recover from COVID-19 and continues to be affected by the fact that people have been slow to “return to the office.”

•	Very few transactions are being completed involving New York City real estate which makes establishing valuation parameters such as “cap rates” for acquisitions and dispositions difficult. Establishing valuation parameters becomes more difficult when you factor in rising interest rates and an inflationary environment along with the potential for economic slowdown.

•	The company will likely need to raise additional capital if it seeks to make large scale acquisitions but raising capital is presently challenging and likely expensive from a return and dilution standpoint in light of, among other things, the current state of the capital markets generally and the real estate market specifically as well as the company’s exposure to the New York City office market.

•	Although the common stock is listed on the New York Stock Exchange or “NYSE”, the liquidity is limited as evidenced by the trading volume in the common stock which averaged approximately 3,436 shares per day over the last thirty trading days prior to the offer, making it difficult for stockholders to sell as many shares as quickly as would be possible by tendering in the tender offer which provides stockholders with an opportunity to sell, in the aggregate, 350,000 shares at a fixed price irrespective of the trading volume. If more than 350,000 shares are tendered, Bellevue notes that it will accept shares on a pro rata basis.

•	Recently, from time to time, our market capitalization has fallen below $15 million. Under the ongoing listing rules of the NYSE, we must maintain a thirty-trading-day average market capitalization of $15 million. If the average closing price over thirty days averages $6.44 or lower, the Company’s total market capitalization would be less than $15 million. If we do not satisfy the market capitalization test, the NYSE would delist our common stock from trading on the NYSE which could have a negative impact on stockholder liquidity and the company’s ability to raise capital.

As required by federal law, the company has filed a Schedule 14D-9 with the SEC. You should review this filing because it provides additional detail regarding the company’s response to Bellevue’s tender offer. This filing is available on the company’s website at https://www.americanstrategicinvestment.com and the SEC’s website at www.sec.gov. If you have any questions or need further information, please contact the company’s Investor Relations Department at 866-902-0063.

THE BOARD HAS MADE NO DETERMINATION OF THE FAIRNESS OF THE TENDER OFFER OR WHETHER IT IS IN THE BEST INTERESTS OF STOCKHOLDERS, MAKES NO RECOMMENDATION AND IS NEUTRAL AS TO WHETHER STOCKHOLDERS SHOULD ACCEPT OR REJECT THE OFFER TO TENDER THEIR SHARES.

Sincerely,

/s/ Elizabeth K. Tuppeny
Elizabeth K. Tuppeny
Lead Independent Director